FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Ronald L. Krutzman,
Treasurer and Assistant
Secretary

Date: January 25, 2006

Deloitte.

Laclede Gas Company Salary Deferral Savings Plan

Financial Statements as of and for the Years Ended September 30, 2005 and 2004, Supplemental Schedule as of and for the Year Ended September 30, 2005, and Report of Independent Registered Public Accounting Firm

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Laclede Gas Company
Salary Deferral Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan (the "Plan") as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 19, 2006

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2005 AND 2004

	2005	2004
INVESTMENTS	$ 54,424,705	$ 46,665,449
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	183,452	185,133
Employer Contributions	88,044	85,094
Total Contributions Receivables	271,496	270,227
ACCRUED INCOME	22,198	4,289
NET ASSETS AVAILABLE FOR BENEFITS	$ 54,718,399	$ 46,939,965

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 2,371,138	$ 2,260,975
Employer	1,084,602	1,016,404
	3,455,740	3,277,379
INVESTMENT INCOME:		
Interest and dividends	753,904	656,951
Net appreciation in fair value of investments	5,091,237	4,267,175
	5,845,141	4,924,126
NET TRANSFERS FROM OTHER PLANS	713,201	754,429
TOTAL ADDITIONS	10,014,082	8,955,934
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	2,235,648	3,585,451
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,778,434	5,370,483
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	46,939,965	41,569,482
END OF YEAR	$ 54,718,399	$ 46,939,965

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. As of September 30, 2005 and 2004, there were no distributions payable to Plan participants.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2005 and 2004 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions, subject to certain Internal Revenue Code ("IRC") limitations. Beginning May 1, 2004, the contribution percentage was increased to 75% of the participant's compensation, subject to the IRC limitations; prior to that date, contributions were limited to 15% of compensation plus an additional $12.50 per month. Also effective May 1, 2004, participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions up to 4% of a participant's compensation are matched 100% by the Company. Participants may change the amount of their contributions monthly.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund (formerly, American Express Trust Equity Index Base Fund)
- RiverSource Trust Bond Fund (formerly, American Express Trust Bond Fund)
- RiverSource Trust Money Market Fund I (formerly, American Express Trust Money Market Fund I)
- RiverSource Trust Short-Term Horizon Fund 25:75 (formerly, American Express Trust Short-Term Horizon Fund 25:75)
- RiverSource Trust Medium-Term Horizon Fund 50:50 (formerly, American Express Trust Medium-Term Horizon Fund 50:50)
- RiverSource Trust Long-Term Horizon Fund 65:35 (formerly, American Express Trust Long-Term Horizon Fund 65:35)
- RiverSource Trust Long-Term Horizon Fund 80:20 (formerly, American Express Trust Long-Term Horizon Fund 80:20)

Employee Stock Ownership Plan – Effective March 1, 2003, the Laclede Group, Inc. Common Stock Fund became an Employee Stock Ownership Plan named The Laclede Group, Inc. – ESOP (ESOP). The ESOP constitutes a portion of the Plan, not a separate plan. Because the Common Stock Fund became the ESOP, employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 11.50% at September 30, 2005.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan, who remain employees of the Company but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those employees covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2005	2004
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (1,069,587.648 and 1,021,315.450 units, respectively)	$14,498,261	$12,515,200
RiverSource Trust Equity Index Base Fund (590,634.883 and 587,769.360 units, respectively)	23,391,504	20,742,381
Northern Trust Global Investments Russell 2000 Index Fund (7,316.616 and 6,440.065 units, respectively)	5,643,452	4,207,011
RiverSource Trust Bond Fund (43,353.317 and 39,232.829 units, respectively)	3,439,175	3,011,433
RiverSource Trust Money Market Fund I (3,666,341.402 and 3,266,359.782 units, respectively)	3,666,341	3,266,360

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $5,091,237 and $4,267,175 respectively, as follows:

	2005	2004
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 1,452,378	$ 932,618
RiverSource Trust Equity Index Base Fund	2,526,720	2,511,608
RiverSource Trust Bond Fund	104,473	127,004
Northern Trust Global Investments Russell 2000 Index Fund	803,036	604,095
RiverSource Trust Short-Term Horizon Fund 25:75	19,517	11,698

RiverSource Trust Medium-Term Horizon Fund 50:50	48,430	21,690
RiverSource Trust Long-Term Horizon Fund 65:35	46,826	13,209
RiverSource Trust Long-Term Horizon Fund 80:20	89,857	45,253

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2005, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At September 30, 2005 and 2004, the Plan held 1,069,587.648 and 1,021,315.450 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $14,498,261 and $12,515,200, respectively. During the years ended September 30, 2005 and 2004, the Plan received dividend income of $555,921 and $536,306, respectively.

As of August 1, 2005, American Express Company spun-off American Express Trust Company. As part of the spin-off, American Express Trust Company adopted the name Ameriprise Trust Company. Beginning September 30, 2005, Ameriprise Financial became an independent, publicly traded company. The names of the collective investment funds have been changed to reflect the above changes.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
September 30, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (1,069,587.648 units)		$ 14,498,261
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (590,634.883 units)		23,391,504
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (7,316.616 units)		5,643,452
*	RiverSource Trust Bond Fund	Common/collective trust (43,353.317 units)		3,439,175
*	RiverSource Trust Money Market Fund I	Common/collective trust (3,666,341.40 units)		3,666,341
*	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (15,634.893 units)		327,082
*	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (20,714.710 units)		540,612
*	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (33,680.503 units)		452,262
*	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (28,819.569 units)		795,305
*	Loans to Participants	Loans to participants (1,670,710.720 units) Interest rate 5.00% - 11.50%		1,670,711
			Total	$ 54,424,705

* Party-in-interest.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA
Tel: +1 314 342 4900
www.deloitte.com

Exhibit to Form 11-K (Salary Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90252 of The Laclede Group, Inc. on Form S-8 of our report dated January 19, 2006, appearing in this Annual Report on Form 11-K of Laclede Gas Company Salary Deferral Savings Plan for the year ended September 30, 2005.

Deloitte & Touche LLP

January 19, 2006